

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 21, 2009

Mr. Luke H. Paladino – Trust Officer
Kiewit Royalty Trust
U.S. Bank National Association – Trust Division
1700 Farnam Street
Omaha, Nebraska 68102

      Re: **Kiewit Royalty Trust**
                Item 4.01 Form 8-K
                Filed December 9, 2008
                Response Letter Dated January 15, 2009
                File No. 000-10810

Dear Mr. Paladino:

      We have completed our review of your filings and have no further comments at this time.

                          Sincerely,

                          Karl Hiller
                          Branch Chief